Company Overview

March 20, 2017

Disclaimer

This presentation contains offering materials prepared solely by Comhear without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem

Despite advancements in visual media, virtual reality and content delivery systems there has been limited technological advancement in audio technology.



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Solution



- Comhear's advanced beamforming technology provides the next generation of 3D audio through a proprietary algorithm driving a speaker array.
  - Technology developed with top audio scientist and accredited universities.
  - Technology to be licensed to hardware partners across a number of consumer and business categories.

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Comhear Licensing Business Model

Comhear Labs
R&O / Licensing

Pro AV
1. Cinema
2. Stadium
3. Theme Park
4. Digital Signage/Kiosk

Consumer Electronics
1. AR/VR
2. Gaming
3. Home Entertainment

Automotive
1. Safety and Situational Awareness
2. Infotainment

Enterprise
1. Communications
2. Acoustical and Environmental

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Step 1: ProAV


MASS
EFFECT
NEW EARTH
A 4D HOLOGRAPHIC JOURNEY
California's
Great America
EA BioWare



Introduced In Theme Park Attraction.

- Mass Effect: New Earth, at California’ s Great America in Santa Clara.
- In partnership with Electronic Arts, Bioware and Cedar Fair, Comhears technology was integrated into the new Mass Effect attraction.
- Future Possible Integration Sites: Museums, Interactive Retail Displays, Colleges and Universities, Medical Waiting Rooms, QSR, Sporting Venues, and Travel Kiosks.

Step 2: Gaming



Launch gaming sound bar with a top gaming hardware manufacturer.

- Disrupt console, eSports, PC, and VR platforms gaming market with new 3D audio technology.
- Enhance current audio and support future binaural audio technology.
- There will be a great demand for shared immersive experience, eclipsing the use of headphones and driving a market for Comhear immersive audio technologies.

Step 3: Automotive


20 m
4 km/h

Advancements in automobile Heads Up Displays (HUD) require complimentary audio innovation:

- Safety and Situational Awareness: Drive messages
- Navigation: Audio cues for directions and turns
- Focused audio: Private audio for the driver
- Infotainment: Distinct audio for the driver and each passenger

Step 4: Enterprise



Office communication is constantly evolving and the traditional conference call is going by way of the fax machine.

- Communications that support video conferencing.
- Acoustical and Environmental isolation for privacy.
- Directional multi-point communication that make users feel like they are in the same room together.

Revenue Model

- Comhear can generate revenue from licensing proprietary technology to manufacturers. The licensing fees vary based on the industry.
  - Reference design for partners
  - Per unit royalties

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Management Team

Executive Team



Perry Teevens, CEO

Experienced global sales, business development and strategy leader. Formerly Symphony Teleca (Harman), Skype



Jim Lucas, CFO

Focus on hardware and software and medical technologies in emerging / start-up organizations. Formerly PrimaPharm, Inc.



Tom Craft, CTO

Expertise in consumer electronics, military and aerospace technology development. Formerly SRS Labs (DTS, Inc.)



Peter Otto, CSO (Post-Acquisition)

Expertise in the language and aesthetics of musical and media expression, advanced hardware / software design and engineering. Primary inventor of beaming technology through UC Regents, San Diego, CA.

Board of Directors



Andy Sassine (Chairman)

Formerly Fidelity Investments, currently private investor and on several boards



Brad Buss

Board member of Tesla, former CFO, SolarCity



Jon Sundt

Founder & Chairman, Altegris Companies



Perry Teevens

Chief Executive Officer, Comhear



Wyatt Briant

President, Zylux Acoustic Corporation USA

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Key Milestones

2015
Technology R&D

Developed by researchers at UCSD and Univ. of Southampton Patent, awarded in October 2016

2016
Commercialization

- Completed Phase 1 final design
- Secured manufacturing partner
- Signed ProAV sales rep agreements
- First Mass Marketing product integration

2017
Gaming

- Completed design on gaming audio product
- Secured game audio manufacturing partner
- Planned first consumer product launch
- Expand entertainment integration into sports arenas

2018
Strategic Partnerships

- Automotive product integration
- VR/Augmented Reality Product Launch
- Launch enterprise product

Thank you